Exhibit 21

SUBSIDIARIES OF EXP REALTY INTERNATIONAL CORPORATION

Name	Jurisdiction of Organization
eXp Acquisition Corp.	Washington
eXp Realty Associates, LLC	Georgia
eXp Realty, LLC	Washington
eXp Realty of California, Inc.	Washington
eXp Realty of Canada, Inc.	Canada
eXp Realty of Connecticut, LLC	Connecticut
First Cloud Mortgage, Inc.	Delaware